Burns Figa & Will P.C.

                                                                  Peter R. Waltz
                                                              pwaltz@bfw-law.com



                               September 16, 2009


Via EDGAR
---------

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

     RE:  Aspen Exploration Corporation
          Preliminary Schedule 14A

Dear Securities and Exchange Commission:

     This firm represents Aspen Exploration Corporation ("Aspen" or the "Company"). Along with this correspondence Aspen has filed a Preliminary Proxy Statement on Schedule 14A for its annual meeting of stockholders to be held on November 20, 2009. Please note that although a proposal is being submitted to Aspen's stockholders, that if approved, would grant Aspen's Board of Directors the authority to dissolve the Company, Aspen's Board of Directors does not have any immediate plans to dissolve the Company. As such, Aspen does not view the dissolution proposal as a potential going private transaction as that term is defined in Rule 13e-3.

     Please contact me or Herrick K. Lidstone Jr., Esq. at 303-796-2626 if you need more information or have questions about the Proxy Statement or Aspen's upcoming annual meeting of stockholders.


                                            Very truly yours,

                                            /s/ Peter F. Waltz, Esq.
                                            ------------------------------------
                                            Peter F. Waltz
                                            For the Firm